Exhibit 99.1

20 February 2007

InterContinental Hotels Group PLC

Full Year Results to 31 December 2006

Headlines

•	Continuing revenue up 13% from £713m to £805m, up 13% at constant exchange rates.

•	Continuing operating profit up 16% from £173m to £201m, up 17% at constant exchange rates.

•	Operating profit of £258m, including other operating income and expenses of £27m.

•	Global constant currency RevPAR growth of 9.8%. Total gross revenue* from all hotels in IHG’s system up 9% to £8.3bn.

•	Franchised operating profit up 10% to £235m. Managed operating profit up 27% to £85m.

•	Adjusted continuing earnings per share up 67% from 22.5p to 37.5p. Basic earnings per share of 104.1p.

•	Further £850m return of funds announced, taking total returns to £3.6bn since March 2004.

•	Final dividend up 24% to 13.3p. Total dividend up 20% to 18.4p.

•	Room count up by 18,713 rooms to 556,246. Now expect to exceed 50,000-60,000 net rooms growth target.

•	Signings up 47% to 102,774 rooms. Development pipeline up by 49,479 rooms to 157,991 (1,241 hotels).

*	Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

All figures and movements unless otherwise noted are at actual exchange rates and before other operating income and expenses.

See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“2006 was a successful year for IHG on all fronts. We outperformed the market and saw a record level of signings for IHG brands. We now expect to exceed our growth target of adding 50,000-60,000 rooms on a net and organic basis by the end of 2008. We have strengthened the business and are executing a clear strategy. We have made a good start to 2007 with the opening of InterContinental Los Angeles and the signing of our 125th hotel in China, the Crowne Plaza Sun Palace Beijing. We continue to be very positive about the Company’s prospects.”

Increase in development pipeline and rooms open

IHG continues to increase its development pipeline, and now expects to exceed its 50,000-60,000 net organic room additions target by the end of 2008 from the 30 June 2005 starting position of 537,675.

•	102,774 rooms were signed in the year; 61,673 in the Americas, 13,321 in EMEA and 27,780 in Asia Pacific.

•	157,991 rooms are now in the pipeline, up 49,479 (46%) since the start of the year, at 1,241 hotels.

•

IHG’s development activity in Asia Pacific continues to be successful. In Greater China 39 hotels, 16,445 rooms, were signed in the year, including 8 InterContinentals, 5 Crowne Plazas, 13 Holiday Inns and 13 Holiday Inn Expresses. The 125th hotel in China has now been signed in pursuit of IHG’s target of having 125 hotels in China open by the end of 2008. IHG also entered into a joint venture with ANA during 2006; 13 ANA owned hotels, 4,937 rooms, entered the IHG system during December, making IHG the largest international hotel operator in Japan.

IHG maintains its focus on enhancing the quality of its portfolio, in tandem with growth. In 2006:

•	42,841 rooms opened; 26,613 in the Americas, 4,823 in EMEA and 11,405 in Asia Pacific.

•	24,128 rooms exited; 18,310 in the Americas, 3,642 in EMEA and 2,176 in Asia Pacific.

•	The room count at the end of the year increased by 18,713 rooms to 556,246.

Disposals and returns of funds

In the year, the sale of 31 Continental European hotels was completed for £680m before transaction costs and $191m was received from the sale of Felcor shares. 28.4m shares were repurchased under IHG’s ongoing buyback programme at a cost of £258m. There were 356m shares outstanding at the end of the year, 366m on a fully diluted basis. IHG’s net debt at the period end was £134m including the $186m (£97m) finance lease on the InterContinental Boston. £850m further return of funds was announced today. £700m will be returned via a special dividend with share consolidation and £150m via a further share buyback programme.

IHG continues to own 25 hotels with a book value of £1bn. The InterContinental brand repositioning introduced in 2006 has accelerated the pace of signings and improved guest preference, and recent research confirms its strong growth potential. IHG will consider the need for continued ownership of each of its owned InterContinental hotels once additional brand representation has been identified in its market and financial results are at the right level to maximise value.

IHG’s strategy envisages a reduction in capital intensity and the return of surplus funds to shareholders. Capital investment in new hotel projects will be made where this creates value by accelerating the development of IHG’s brands. Such investment will be funded largely from the proceeds of hotel disposals with a view subsequently to recycling that capital into other projects.

Americas: strong performance across all brands

Revenue performance

RevPAR increased 9.2% with rate generating most of the increase. InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express and Candlewood each outperformed their market segments, with RevPAR up 10.4%, 10.4%, 7.4%, 10.7% and 7.4% respectively. Staybridge Suites also showed continued growth, with a 7.1% increase. Holiday Inn’s fourth quarter RevPAR growth was lower, in line with the industry, due to the prior year comparable having benefited from Hurricane Katrina displacement.

Operating profit performance

Operating profit from continuing operations increased 18% from $339m to $399m. Continuing owned and leased hotel operating profit improved from $25m to $26m impacted, as expected, by a $6m loss from InterContinental Boston in its opening year. The underlying improvement of $7m was driven by increased occupancy and rate at the InterContinental Atlanta and InterContinental San Francisco, and increased rate at InterContinental New York. Managed hotels profit was up 39% to $50m, benefiting from improved trading in existing operations and retained management contracts on assets disposed. Franchised hotels profit increased 12% to $382m reflecting RevPAR growth of 9.2% and net room count growth of 4%.

EMEA: RevPAR growth accelerating

Revenue performance

RevPAR increased 12.1%, driven by increased occupancy and 8.5% rate growth. The Middle East continued to perform strongly, growing RevPAR by 19.0%. Continental Europe delivered a RevPAR increase of 9.0%, benefiting from continued improvement across the region, particularly in Germany and France. In the UK, Holiday Inn and Express by Holiday Inn performed in-line with the market segment, recording RevPAR growth of 6.3%.

Operating profit performance

Operating profit from continuing operations increased 16% from £31m to £36m. Continuing owned and leased hotel operations were flat at a loss of £5m. InterContinental Le Grand Paris continued to rebuild its business post refurbishment, delivering a 25.8% RevPAR increase. The refurbishment of InterContinental London Park Lane, which impacted 2006 profit versus 2004 by £18m, is largely complete; the hotel reopened in November 2006 and is expected to be fully operational by Spring 2007. Managed hotels profit was up 19% from £31m to £37m, as a result of improved trading and retained management contracts on assets disposed. Franchised hotels profit decreased from £26m to £24m with an underlying trading improvement outweighed by the non-recurrence of the £7m liquidated damages received in 2005.

Asia Pacific: strong growth

Revenue performance

IHG’s market leading positions in the region have led to further strong growth. RevPAR increased 10.2%, mainly driven by rate. InterContinental, Crowne Plaza and Holiday Inn all performed strongly, with RevPAR up 11.5%, 10.3% and 8.5% respectively. Greater China RevPAR increased 12.1%, driven by rate increases.

Operating profit performance

Operating profit from continuing operations increased 33% from $39m to $52m. Owned and leased hotel operating profit increased 55% to $31m as a result of excellent trading at InterContinental Hong Kong, driven by a 31.8% RevPAR increase. Managed hotels profit increased 34% to $39m, driven by good trading and retained management contracts on asset disposals.

Strengthening Operating System

IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its reservation channels and loyalty programme, Priority Club Rewards:

•	$5.7bn of rooms revenue booked through IHG’s reservation channels, 44% of total rooms revenue, up from 41% in 2005.

•	$4.4bn of rooms revenue from Priority Club Rewards members, 34% of total rooms revenue, up from 32% in 2005.

•	Internet revenues increased from 14% to 16% of total rooms revenue, 86% of which was from IHG’s own websites.

Overheads and Tax

Asia Pacific regional overheads increased by £4m to £12m after continued infrastructure investment in China. This was balanced by reductions in the Americas and EMEA which left the aggregated regional overheads up £1m at £64m. As previously indicated, central overheads in the fourth quarter were higher than previous periods at £25m, bringing the total for the full year to £81m, an increase of £16m. This included investment in new global research designed to enable higher quality brand development and enhance IHG’s franchising capability going forward. Central overheads in 2007 are expected to increase in line with inflation.

The effective tax rate for 2006 was 24%. IHG’s tax rate is expected in the long term, as previously indicated, to trend upwards.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed since April 2003	174	£3.0	bn	£2.9	bn
Remaining hotels	25			£1.0	bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Return of funds programme as at 31 December 2006

	Timing	Total return		Returned		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Second £250m share buyback	Completed in 2006	£250	m	£250	m	Nil
£497m special dividend	Paid 22 June 2006	£497	m	£497	m	Nil
Third £250m share buyback	Underway	£250	m	£219	m	£31	m
£700m special dividend	Quarter 2, 2007	£700	m	Nil		£700	m
£150m share buyback	Yet to commence	£150	m	Nil		£150	m
Total		£3.59	bn	£2.71	bn	£0.88	bn

Appendix 3: Financial headlines

	Total		Americas		EMEA		Asia Pacific		Central
Twelve months to 31 Dec £m	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Franchised operating profit	235	214	208	186	24	26	3	2
Managed operating profit	85	67	27	20	37	31	21	16
Continuing owned and leased operating profit	26	20	14	14	(5)	(5)	17	11
Regional overheads	(64)	(63)	(32)	(34)	(20)	(21)	(12)	(8)
Continuing operating profit pre central overheads	282	238	217	186	36	31	29	21
Central overheads	(81)	(65)	—	—	—	—	—	—	(81)	(65)
Continuing operating profit	201	173	217	186	36	31	29	21	(81)	(65)
Discontinued owned and leased operating profit	30	96	4	12	26	73	—	11	—	—
Total operating profit	231	269	221	198	62	104	29	32	(81)	(65)

Appendix 4: Constant currency continuing operating profits before other operating income and expenses.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	17%	17%	16%	15%	38%	38%	16%	17%

Exchange rates	USD:GBP	EUR:GBP
2006	1.84	1.47
2005	1.83	1.46

*	Sterling actual currency
**	Translated at constant 2005 exchange rates
***	After Central Overheads

Appendix 5: Investor information for 2006 final dividend

Ex-dividend Date:	21 March 2007
Record Date:	23 March 2007
Payment Date:	8 June 2007
Dividend payment:	Ordinary shares 13.3p per share: ADRs 25.9c per ADR

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Ward):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30am (London time) on 20 February at InterContinental London Park Lane, One Hamilton Place, Park Lane W1J 7QY. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims07. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)20 7863 6164

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 20 February with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562716
US Toll Free	1866 832 0717
Conference ID:	7492790

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 7492790#

International dial-in	+44 (0)1452 550000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 20 February. The web address is www.ihg.com/prelims07

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 556,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihg.com/media

OPERATING AND FINANCIAL REVIEW

This operating and financial review (OFR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2006.

BUSINESS OVERVIEW

Market and Competitive Environment

IHG operates in the global hotel market which has an estimated total room capacity of 18.8 million rooms. Room capacity has been growing at approximately 3% per annum over the last five years. The hotel market is geographically concentrated with 12 countries accounting for two-thirds of worldwide hotel room supply. The Group has a leadership position (top three by room numbers) in more of these markets than any other major hotel company.

The hotel market is, however, a fragmented market with the four largest companies controlling only 11% of the global hotel room supply and the 10 largest controlling less than 21%. The Group is the largest of these companies by room numbers with a 3% market share. The major competitors in this market include other large global hotel companies, smaller hotel companies and independent hotels.

Within the global market, a relatively low proportion of hotel rooms are branded (see figure 1), but there has been an increasing trend towards branded rooms. For example, Mintel, a market research company, estimates that the proportion of branded rooms in Europe has grown from 15% in 2000 to 25% in 2004. Larger branded companies are therefore gaining market share at the expense of smaller companies and independent hotels. IHG is well positioned to benefit from this trend. Hotel owners are increasingly recognising the benefits of working with a group such as IHG which can offer a portfolio of brands to suit the different real-estate opportunities an owner may have. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties such as IHG to manage or franchise their hotels.

Figure 1

Percentage of branded hotel rooms by region	2004
North America	65%
South America	20%
Europe	25%
Middle East	25%
East Asia	25%

Source: Mintel (latest data available)

US market data indicates a steady increase in hotel industry revenues, broadly in line with Gross Domestic Product, with growth of approximately 1-1.5% per annum in real terms since 1967 driven by a number of underlying trends:

•	change in demographics - as the population ages and becomes wealthier, increased leisure time and income encourages more travel and hotel visits;

•	increase in travel volumes as low cost airlines grow rapidly;

•	globalisation of trade and tourism;

•	increase in affluence and freedom to travel within the Chinese middle class; and

•	increase in the preference for branded hotels amongst consumers.

Potential negative trends include increased terrorism, environmental considerations and economic factors such as rising oil prices. Currently, however, there are no indications that demand is being significantly affected by these factors.

Supply growth in the industry is cyclical, averaging between zero and 5% per annum historically. The Group’s profit is partly protected from supply pressure due to its model of third party ownership of hotels under IHG management and franchise contracts.

Strategy

IHG owns, operates and franchises hotels, with its brands being represented in almost 100 countries and territories around the world. The strategy is to become the preferred hotel company for guests and owners by building the strongest operating system in the industry, focused on the biggest markets and segments where scale really counts. During 2006, IHG initiated a number of research projects, the results of which will strengthen the Group’s strategy with respect to brand development, franchising operations and growth opportunities.

The Group has four stated strategic priorities:

•	brand performance - to operate a portfolio of brands attractive to both owners and guests that have clear market positions in relation to competitors;

•	excellent hotel returns - to generate higher owner returns through revenue delivery and improved operating efficiency;

•	market scale and knowledge - to accelerate profitable growth in the largest markets where the Group currently has scale; and

•	aligned organisation - to create a more efficient organisation with strong core capabilities.

Executing the four strategic priorities is designed to achieve:

•	organic growth of 50,000 to 60,000 net rooms by the end of 2008 (starting from 537,000 in June 2005), with specific growth targets for the InterContinental brand and the key Chinese market; and

•	out-performance of total shareholder return against a competitor set.

Growth is planned to be attained predominantly from managing and franchising rather than owning hotels. Nearly 550,000 rooms operating under Group brands are managed or franchised. The managed and franchised model is attractive because it enables the Group to achieve its goals with limited capital investment. With a relatively fixed cost base, such growth yields high incremental margins for IHG, and is primarily how the Group has grown recently. For this reason, the Group has executed a disposal programme for most of its owned hotels, releasing capital and enabling returns of funds to shareholders.

A key characteristic of the managed and franchised business model on which the Group has focused is that it generates more cash than is required for investment in the business, with a high return on capital employed. Currently, 92% of continuing earnings before interest, tax and regional and central overheads is derived from managed and franchised operations.

The Group aims to deliver its growth targets through the strongest operating system in the industry which includes:

•	a strong brand portfolio across the major markets, including two leading brands: InterContinental and Holiday Inn;

•	market coverage - a presence in nearly 100 countries and territories;

•	scale - 3,741 hotels, 556,246 rooms, 130 million guest stays per annum;

•	IHG global reservation channels delivering $5.7bn of global system room revenue in 2006, $2.0bn from the internet;

•	a loyalty programme, Priority Club Rewards, contributing $4.4bn of global system room revenue; and

•	a strong web presence - holidayinn.com is the industry’s most visited site, with around 75 million total site visits per annum.

With a clear target for rooms growth and a number of brands with market premiums offering excellent returns for owners, the Group is well placed to execute its strategy and achieve its goals.

Business Relationships

IHG maintains effective business relationships across all aspects of it operations. However, the Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, the largest hotel owner controls less than 4% of the Group’s total room count.

To promote effective owner relationships, the Group’s management meets with owners of IHG branded hotels on a regular basis. In addition, IHG has an important relationship with the International Association of Holiday Inns

(IAHI). The IAHI is an independent worldwide association for owners of the Crowne Plaza, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites brands. IHG and the IAHI work together to support and facilitate the continued development of IHG’s brands and systems.

Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the Group’s revenues are derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy.

SIGNIFICANT DEVELOPMENTS

Investment with All Nippon Airways (ANA)

In December 2006, IHG invested £10m for a 75% stake in a hotel joint venture with ANA, IHG ANA Hotels Group Japan LLC (IHG ANA), increasing IHG’s portfolio in Japan from 12 hotels (3,686 rooms) to 25 hotels (8,623 rooms). As part of the transaction, ANA has signed 15 year management contracts with IHG ANA for its 13 owned and leased hotels (4,937 rooms).

Key Owned and Leased Assets

In November 2006, IHG reopened the InterContinental London Park Lane following the substantial completion of a major refurbishment and opened the newly built InterContinental Boston.

Asset Disposal Programme

During 2006, IHG achieved further progress with its asset disposal programme, including:

•	the sale of 24 hotels in Continental Europe to a subsidiary of Westbridge Hospitality Fund LP for £240m, before transaction costs. IHG retained a 15 year franchise contract on each of the hotels; and

•

the sale of seven European InterContinental hotels to Morgan Stanley Real Estate Funds (MSREF) for £440m, before transaction costs. IHG retained a 30 year management contract on each of the hotels, with two 10 year renewals at IHG’s discretion. The long-term contracts ensure continued representation of the InterContinental brand in key European markets.

These transactions support IHG’s continued strategy of growing its managed and franchised business whilst reducing asset ownership. Since April 2003, 174 hotels with a net book value of £2.9bn have been sold, generating aggregate proceeds of around £3.0bn. Of these 174 hotels, 156 have remained in the IHG system through either franchise or management agreements.

Figure 2

Asset disposal programme detail	Number of hotels	Proceeds		Net book value
Disposed since April 2003	174	£3.0	bn	£2.9	bn
Remaining owned and leased hotels	25	—		£1.0	bn

Return of Funds Programme

In the year, IHG paid a £497m special dividend, completed a second £250m share buyback and substantially completed a third £250m share buyback. Since April 2003, IHG has returned £2.7bn to shareholders.

On 20 February 2007, a further £850m return of funds was announced, comprising a £700m special dividend with share consolidation and a £150m share buyback.

Figure 3

Return of funds programme	Timing	Total return		Returned to date		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
£996m capital return	Paid July 2005	£996	m	£996	m	Nil
Second £250m share buyback	Completed in 2006	£250	m	£250	m	Nil
£497m special dividend	Paid June 2006	£497	m	£497	m	Nil
Third £250m share buyback	Under way	£250	m	£219	m	£31	m
£700m special dividend	Quarter 2 2007	£700	m	—		£700	m
£150m share buyback	Yet to commence	£150	m	—		£150	m
Total		£3,594	m	£2,713	m	£881	m

Management and Organisation

In 2006, there were no significant changes to the management and organisation of the Group. During the year, the Group focused on realising benefits from the prior year global realignment of functions, including Finance, Human Resources and Information Technology.

The following announcements relating to members of the Executive Committee were made during 2006:

•

the appointment of Tom Conophy in January 2006 as Chief Information Officer (CIO), a new position created to develop the global technology strategy across IHG’s brands, leveraged by his 25 years of experience in the Information Technology (IT) industry; and

•	the retirement of Richard Hartman, President, EMEA, effective from September 2007.

GROUP PERFORMANCE

	12 months ended 31 December
Summary Results	2006 £m		2005 £m		% change
Revenue:
Americas	433		384		12.8
EMEA	206		200		3.0
Asia Pacific	111		87		27.6
Central	55		42		31.0

Continuing operations	805		713		12.9
Discontinued operations	155		1,197		(87.1)

	960		1,910		(49.7)

Operating profit:
Americas	217		186		16.7
EMEA	36		31		16.1
Asia Pacific	29		21		38.1
Central	(81)		(65)		24.6

Continuing operations	201		173		16.2
Discontinued operations	30		166		(81.9)

Operating profit before other operating income and expenses	231		339		(31.9)
Other operating income and expenses	27		(22)		—

Operating profit	258		317		(18.6)
Interest	(11)		(33)		(66.7)

Profit before tax	247		284		(13.0)

Analysed as:
Continuing operations	217		127		70.9
Discontinued operations	30		157		(80.9)

Earnings per ordinary share:
Basic	104.1	p	95.2	p	9.3
Adjusted	42.9	p	38.2	p	12.3
Adjusted – continuing operations	37.5	p	22.5	p	66.7

Group Results

Revenue from continuing operations increased by 12.9% to £805m and continuing operating profit increased by 16.2% to £201m during the 12 months ended 31 December 2006. The growth was driven by a combination of strong industry fundamentals in all three of IHG’s regions, RevPAR premiums to market for most of IHG’s brands and continuing expansion in hotel and room count.

Including discontinued operations, total operating profit, before other operating income and expenses, decreased by 31.9% to £231m during 2006 as a result of asset disposals. Discontinued operations represent the results from operations that have been sold or are held for sale and where there is a co-ordinated plan to dispose of the operations under IHG’s asset disposal programme. In this OFR, discontinued operations include owned and leased hotels in the US, UK, Continental Europe and Asia Pacific that have been sold or placed on the market from 1 January 2005, and the Britvic Group, disposed of by way of an initial public offering in December 2005.

With the weighted average US dollar exchange rate to sterling being similar to the rate in 2005 (2006 $1.84: £1, 2005 $1.83: £1), growth rates for results expressed in US dollars were similar to those in sterling. Continuing operating profit before other operating income and expenses was $369m, ahead of 2005 by 16.8%. Including discontinued operations, operating profit before other income and expenses was $424m, 31.5% lower than 2005.

Total Gross Revenues

One measure of overall IHG hotel system performance is the growth in total gross revenue, with total gross revenue defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. Total gross revenue increased by 9.4% from $13.9bn in 2005 to $15.2bn in 2006, with strong growth levels achieved across all major brands (see figure 4).

Figure 4

	12 months ended 31 December
Total gross revenues	2006 $bn	2005 $bn	% change
InterContinental	3.0	2.7	11.1
Crowne Plaza	2.3	2.0	15.0
Holiday Inn	6.3	6.0	5.0
Holiday Inn Express	3.0	2.6	15.4
Other brands	0.6	0.6	—

Total	15.2	13.9	9.4

Global Room Count and Pipeline

During 2006, the IHG global system (the number of hotels and rooms which are owned, leased, managed or franchised by the Group) increased by 135 hotels (18,713 rooms). The growth was driven by continued expansion in the US and Greater China (which includes the People’s Republic of China, Hong Kong, Macau and Taiwan), together with the addition of IHG ANA (13 hotels, 4,937 rooms). Holiday Inn Express represented 71% of the net hotel growth, demonstrating strong market demand in the midscale, limited service sector. The net decline in the number of Holiday Inn hotels mainly reflects IHG’s continued strategy to reinvigorate the Holiday Inn brand through the removal of lower quality, non-brand conforming hotels in the US.

Figure 5

	Hotels		Rooms
Global hotel and room count at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	148	11	49,599	3,337
Crowne Plaza	275	40	75,632	10,228
Holiday Inn	1,395	(40)	260,470	(7,346)
Holiday Inn Express	1,686	96	143,582	10,028
Staybridge Suites	97	10	10,953	1,038
Candlewood Suites	130	18	14,149	1,466
Hotel Indigo	6	3	893	396
Other	4	(3)	968	(434)

Total	3,741	135	556,246	18,713

Analysed by ownership type:
Owned and leased	25	(30)	8,460	(7,025)
Managed	512	8	125,214	3,965
Franchised	3,204	157	422,572	21,773

Total	3,741	135	556,246	18,713

At the end of 2006, the IHG pipeline (contracts signed for hotels and rooms yet to enter the IHG global system) totalled 1,241 hotels (157,991 rooms). In the year, the hotel and room pipeline increased by over 40% as a result of record levels of signings across all regions.

Figure 6

	Hotels		Rooms
Global pipeline at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	36	9	13,211	3,858
Crowne Plaza	60	6	17,113	3,599
Holiday Inn	299	95	44,774	13,739
Holiday Inn Express	574	145	55,520	17,454
Staybridge Suites	120	41	12,605	4,410
Candlewood Suites	128	45	11,723	4,256
Hotel Indigo	24	16	3,045	2,163

Total	1,241	357	157,991	49,479

Analysed by ownership type:
Owned and leased	—	(2)	—	(574)
Managed	139	41	41,648	13,843
Franchised	1,102	318	116,343	36,210

Total	1,241	357	157,991	49,479

Reservation Systems and Loyalty Programme

IHG supports revenue delivery into its hotels through its global reservation channels and loyalty programme, Priority Club Rewards. In 2006, global system room revenue booked through IHG’s reservation channels increased by 21% to $5.7bn, and the proportion of IHG global system room revenue booked via IHG’s reservation channels increased from 41% to 44%.

The IHG internet channel continued to show strong growth, with global system room revenue booked via the internet increasing by 18% to $2.0bn, accounting for 16% of IHG global system room revenue (up from 14% in 2005).

Room revenue generated from Priority Club Rewards members (across all IHG channels) increased by 16% to $4.4bn and represented 34% of IHG global system room revenue (up from 32% in 2005).

AMERICAS

	12 months ended 31 December
Americas Results	2006 $m	2005 $m	% change
Revenue:
Owned and leased	211	195	8.2
Managed	143	118	21.2
Franchised	443	389	13.9

Continuing operations	797	702	13.5
Discontinued operations*	55	111	(50.5)

Total $m	852	813	4.8

Sterling equivalent £m	463	445	4.0

Operating profit before other operating income and expenses:
Owned and leased	26	25	4.0
Managed	50	36	38.9
Franchised	382	340	12.4

	458	401	14.2
Regional overheads	(59)	(62)	(4.8)

Continuing operations	399	339	17.7
Discontinued operations*	8	23	(65.2)

Total $m	407	362	12.4

Sterling equivalent £m	221	198	11.6

*	Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 13.5% to $797m and 17.7% to $399m respectively during 2006. Underlying trading performance across all ownership types was strong, although the pace of RevPAR growth achieved in the first half of the year was not maintained throughout the second half of the year.

Discontinued operations include the results of hotels sold during 2005 and 2006, together with four hotels currently on the market for disposal. Including discontinued operations, revenue grew 4.8% whilst operating profit increased by 12.4%.

Continuing owned and leased revenue increased by 8.2% to $211m. Owned and leased InterContinental branded hotels achieved RevPAR growth in excess of 12% over 2005, driven by gains in both daily rates and occupancy levels (see figure 7). The owned and leased results were impacted, as expected, by a $6m loss at the recently opened InterContinental Boston. Excluding this loss, the combined impact of RevPAR growth and operating efficiencies led to a 28% increase in operating profit from continuing owned and leased hotels.

Managed revenues increased by 21.2% to $143m during the year as a result of strong underlying trading, restructured management agreements, an increased number of hotels under management contracts and the full year benefit of contracts negotiated during 2005 as part of the hotel disposal programme. RevPAR growth in the managed hotels was strong across most brands (see figure 7). Holiday Inn growth levels were impacted during the fourth quarter by hotel refurbishments (nine of 28 hotels). Managed revenues include $80m (2005 $70m) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Managed operating profit increased by 38.9% to $50m including $9m (2005 $9m) from the managed properties held as operating leases and $3m from the receipt of business interruption proceeds following hurricane damage in 2005. As a consequence of the 2005 hurricane season, ongoing insurance costs increased significantly, reducing managed operating profit in 2006 by an incremental $3m.

Franchised revenue and operating profit increased by 13.9% to $443m and 12.4% to $382m respectively, driven by RevPAR growth of 9.2%, net room count growth of 4% and fees associated with record levels of signings. The RevPAR gains were achieved across all brands despite high prior year comparables (see figure 7). Holiday Inn Express and Crowne Plaza both reported double digit RevPAR growth, driven by higher daily rates.

Americas regional overheads were favourably impacted during the year by lower claims in the Company-funded employee healthcare programme.

Figure 7

Americas RevPAR movement on previous year	12 months ended 31 December 2006
Owned and leased (comparable):
InterContinental	12.2%
Managed (comparable):
InterContinental	10.1%
Crowne Plaza	14.1%
Holiday Inn	4.7%
Staybridge Suites	8.8%
Candlewood Suites	9.9%
Franchised (all hotels):
Crowne Plaza	10.3%
Holiday Inn	7.6%
Holiday Inn Express	10.7%

Figure 8

	Hotels		Rooms
Americas hotel and room count at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	49	4	16,525	1,197
Crowne Plaza	155	22	42,604	5,530
Holiday Inn	987	(40)	186,067	(8,937)
Holiday Inn Express	1,506	81	123,718	7,908
Staybridge Suites	97	10	10,953	1,038
Candlewood Suites	130	18	14,149	1,466
Hotel Indigo	6	3	893	396
Other	—	(2)	—	(295)

Total	2,930	96	394,909	8,303

Analysed by ownership type:
Owned and leased	13	1	4,679	428
Managed	189	(19)	39,257	(6,063)
Franchised	2,728	114	350,973	13,938

Total	2,930	96	394,909	8,303

Americas net hotel and room count grew by 96 hotels (8,303 rooms) to 2,930 hotels (394,909 rooms) (see figure 8). The net growth includes openings of 222 hotels (26,613 rooms) led by demand for Holiday Inn Express 128 hotels (11,155 rooms). Although the regions net growth was predominantly achieved in the US markets, Mexico represented over 10% of the expansion. The net growth also includes removals of 126 hotels (18,310 rooms), of which Holiday Inn hotels represented 56% (74% of rooms).

Figure 9

	Hotels		Rooms
Americas pipeline at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	6	(1)	2,935	(770)
Crowne Plaza	24	1	5,839	1,227
Holiday Inn	212	59	26,566	7,525
Holiday Inn Express	503	114	43,550	10,587
Staybridge Suites	115	36	12,027	3,832
Candlewood Suites	128	45	11,723	4,256
Hotel Indigo	24	16	3,045	2,163

Total	1,012	270	105,685	28,820

Analysed by ownership type:
Owned and leased	—	(2)	—	(574)
Managed	14	1	3,710	(231)
Franchised	998	271	101,975	29,625

Total	1,012	270	105,685	28,820

The Americas pipeline continued to achieve record growth levels and totalled 1,012 hotels (105,685 rooms) at 31 December 2006. Signing levels outpaced prior year as demand for the new Holiday Inn prototype and Holiday Inn Express continued to accelerate throughout 2006. During the year 61,673 room signings were completed, compared to 49,765 room signings in 2005. This level of growth demonstrates strong demand for IHG brands and represents a key driver of future profitability.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

	12 months ended 31 December
EMEA Results	2006 £m	2005 £m	% change
Revenue:
Owned and leased	100	110	(9.1)
Managed	71	55	29.1
Franchised	35	35	—

Continuing operations	206	200	3.0
Discontinued operations*	125	411	(69.6)

Total £m	331	611	(45.8)

Dollar equivalent $m	608	1,115	(45.5)

Operating profit before other operating income and expenses:
Owned and leased	(5)	(5)	—
Managed	37	31	19.4
Franchised	24	26	(7.7)

	56	52	7.7
Regional overheads	(20)	(21)	(4.8)

Continuing operations	36	31	16.1
Discontinued operations*	26	73	(64.4)

Total £m	62	104	(40.4)

Dollar equivalent $m	114	189	(39.7)

*	Discontinued operations are all owned and leased.

Revenue from continuing operations of £206m was 3.0% ahead of 2005 whilst continuing operating profit before other income and expenses increased by 16.1% to £36m. Including discontinued operations, revenue and operating profit decreased by 45.8% and 40.4% respectively, reflecting the impact of hotels sold and converted to management and franchise contracts over the past two years.

In the owned and leased estate, continuing revenues declined by £10m to £100m as a result of the major refurbishment at the InterContinental London Park Lane. The hotel reopened in November 2006 following a 13 month closure and is expected to be fully operational by Spring 2007. Excluding the impact of the InterContinental London Park Lane in 2005 and 2006, the continuing owned and leased operating profit increased by £5m, driven by enhanced trading performance at the InterContinental Paris Le Grand where RevPAR growth was more than 25% over 2005.

Managed revenues and operating profit increased by 29.1% to £71m and 19.4% to £37m respectively. The growth was driven by the impact of management contracts negotiated in 2005 and 2006 as part of the hotel disposal programme in the UK and Europe, together with strong RevPAR growth in key regions including Continental Europe and the Middle East (see figure 10).

Franchised revenue of £35m was in line with 2005 revenues whilst operating profit decreased by £2m to £24m. The prior year included £7m in liquidated damages for the termination of franchise contracts in South Africa. Excluding the impact of this, franchised operating profit increased by 26.3% as a result of strong RevPAR growth across the UK and Continental Europe and increased room count, following the negotiation of franchise contracts in Continental Europe as part of the hotel disposal programme and further expansion in the region.

Figure 10

EMEA RevPAR movement on previous year	12 months ended 31 December 2006
Owned and leased (comparable):
InterContinental	21.8%
All ownership types*:
UK	6.0%
Continental Europe	9.0%
Middle East	19.0%

*	Includes comparable owned, leased and managed hotels and all franchised hotels.

Figure 11

	Hotels		Rooms
EMEA hotel and room count at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	66	1	21,423	(50)
Crowne Plaza	68	4	16,440	409
Holiday Inn	317	(3)	50,628	(316)
Holiday Inn Express	172	11	18,109	1,138

Total	623	13	106,600	1,181

Analysed by ownership type:
Owned and leased	10	(31)	3,088	(7,453)
Managed	174	(2)	40,675	978
Franchised	439	46	62,837	7,656

Total	623	13	106,600	1,181

Figure 12

	Hotels		Rooms
EMEA pipeline at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	10	1	2,549	170
Crowne Plaza	15	3	3,667	790
Holiday Inn	54	26	7,818	2,952
Holiday Inn Express	59	22	7,445	3,289
Staybridge Suites	5	5	578	578

Total	143	57	22,057	7,779

Analysed by ownership type:
Managed	39	10	7,689	1,194
Franchised	104	47	14,368	6,585

Total	143	57	22,057	7,779

During 2006, EMEA hotel and room count grew by 13 hotels (1,181 rooms). The net growth included the opening of 31 hotels (4,823 rooms) and the removal of 18 hotels (3,642 rooms), including exits on a limited number of managed hotels, as agreed at the time of the UK portfolio disposal in May 2005.

The pipeline in EMEA increased by 57 hotels (7,779 rooms) to 143 hotels (22,057 rooms) (see figure 12). The growth includes 13,321 record level room signings, driven by demand for Holiday Inn and Holiday Inn Express in the UK, Continental Europe and South Africa, and for all brands in the Middle East and Russia.

ASIA PACIFIC

	12 months ended 31 December
Asia Pacific Results	2006 $m	2005 $m	% change
Revenue:
Owned and leased	131	108	21.3
Managed	65	45	44.4
Franchised	8	6	33.3

Continuing operations	204	159	28.3
Discontinued operations*	—	98	—

Total $m	204	257	(20.6)

Sterling equivalent £m	111	141	(21.3)

Operating profit before other operating income and expenses:
Owned and leased	31	20	55.0
Managed	39	29	34.5
Franchised	5	5	—

	75	54	38.9
Regional overheads	(23)	(15)	53.3

Continuing operations	52	39	33.3
Discontinued operations*	—	20	—

Total $m	52	59	(11.9)

Sterling equivalent £m	29	32	(9.4)

*	Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 28.3% to $204m and 33.3% to $52m respectively during 2006. Including discontinued operations, revenue and operating profit declined by 20.6% and 11.9% respectively, reflecting the sale of 10 owned and leased hotels in Australasia and Fiji during 2005.

Continuing owned and leased operating profit increased by 55.0% to $31m driven by trading at the InterContinental Hong Kong which achieved rate-led RevPAR growth of over 30.0%. The hotel also benefited from a rooms refurbishment programme and the prior year repositioning of its food and beverage operations.

The managed estate achieved revenue growth of 44.4% increasing from $45m to $65m due to the retention of management contracts on the 10 owned and leased hotels sold in 2005 combined with strong underlying trading in Greater China where comparable RevPAR increased by 12.1% over 2005.

Regional overheads increased by $8m to $23m. The increase reflects infrastructure and development costs including additional headcount, office facility and IT costs, associated with ongoing expansion in the region.

Figure 13

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	33	6	11,651	2,190
Crowne Plaza	52	14	16,588	4,289
Holiday Inn	91	3	23,775	1,907
Holiday Inn Express	8	4	1,755	982
Other	4	(1)	968	(139)

Total	188	26	54,737	9,229

Analysed by ownership type:
Owned and leased	2	—	693	—
Managed	149	29	45,282	9,050
Franchised	37	(3)	8,762	179

Total	188	26	54,737	9,229

Figure 14

	Hotels		Rooms
Asia Pacific pipeline at 31 December	2006	Change Over 2005	2006	Change Over 2005
Analysed by brand:
InterContinental	20	9	7,727	4,458
Crowne Plaza	21	2	7,607	1,582
Holiday Inn	33	10	10,390	3,262
Holiday Inn Express	12	9	4,525	3,578

Total	86	30	30,249	12,880

Analysed by ownership type:
Managed	86	30	30,249	12,880

Total	86	30	30,249	12,880

Net hotel and room count in Asia Pacific increased by 26 hotels (9,229 rooms) (see figure 13). The net growth includes 14 hotels (3,628 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, and 13 hotels (4,937 rooms) in Japan that joined the system as part of the IHG ANA transaction.

The pipeline in Asia Pacific increased by 30 hotels (12,880 rooms) to 86 hotels (30,249 rooms). The substantial growth indicates the demand for IHG’s brands in the Chinese market where signings of 16,445 rooms were more than double 2005 signings.

Central

	12 months ended 31 December
Central Results	2006 £m	2005 £m	% change
Revenue	55	42	31.0
Gross central costs	(136)	(107)	27.1

Net central costs £m	(81)	(65)	24.6

Dollar equivalent $m	(149)	(118)	26.3

Net central costs increased by £16m to £81m and included significant investment in new global research, designed to enable higher quality brand development and enhance IHG’s franchising capability, and also included increased IT infrastructure costs.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses of £27m includes the gain on the sale of the Group’s investment in FelCor Lodging Trust Inc.

Other operating income and expenses are treated as special items by reason of their size or incidence and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

NET FINANCING COSTS

Net financing costs totalled £11m in 2006 compared to £33m in 2005 primarily as a result of significantly lower average debt levels in the year (£92m in 2006 compared to £700m in 2005). Financing costs included £10m (2005 £5m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. The increase over 2005 costs arises from growth in the scheme membership and higher interest rates.

Financing costs in 2006 also included £4m in respect of the InterContinental Boston finance lease. Prior year costs included £9m in respect of the discontinued Soft Drinks operations.

TAXATION

The effective rate of tax on profit before tax, excluding the impact of special items, was 24%. By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 36%. This rate is higher than the UK statutory rate of 30% due mainly to overseas profits (predominantly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved losses and other disallowable expenses. The equivalent effective rates for 2005 were 29% and 38% respectively.

Taxation within special items totalled a credit of £94m (2005 £8m credit). This represented, primarily, the release of provisions which were special by reason of their size or incidence, relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2006, taxation special items, in addition to such provision releases, included £12m for the recognition of a deferred tax asset in respect of tax losses.

Net tax paid in 2006 totalled £49m (2005 £91m) including £6m in respect of disposals.

GAIN ON DISPOSAL OF ASSETS

The gain on disposal of assets, net of related tax, totalled £117m in 2006 and primarily comprised the gain on the sale of seven InterContinental hotels to MSREF.

EARNINGS

Basic earnings per share in 2006 were 104.1p, compared with 95.2p in 2005. Adjusted earnings per share were 42.9p, against 38.2p in 2005. Adjusted continuing earnings per share were 37.5p, 66.7% up on last year.

DIVIDENDS

The Board has proposed a final dividend per share of 13.3p; with the interim dividend of 5.1p, the normal dividend for 2006 will total 18.4p.

SHARE PRICE AND MARKET CAPITALISATION

The IHG share price closed at 1262.0p on 31 December 2006, up from 839.5p on 31 December 2005. The market capitalisation of the Group at the year end was £4.5bn.

CASH FLOW

The net movement in cash and cash equivalents in the 12 months to 31 December 2006 was an outflow of £152m. This included net cash inflows from operating activities of £230m, net cash inflows from investing activities of £620m and net cash outflows from financing activities of £1,002m.

Proceeds from the disposal of hotels and other financial assets totalled £744m.

Capital expenditure totalled £124m and included a major refurbishment at the InterContinental London Park Lane and the completion of a rooms refurbishment programme at the InterContinental Hong Kong.

Cash outflows associated with shareholder returns during the year included a special dividend of £497m and share buybacks of £260m.

CAPITAL STRUCTURE AND LIQUIDITY MANAGEMENT

Net debt at 31 December 2006 was £134m (see figure 15). In November 2006, the InterContinental Boston opened; this hotel is operated under a finance lease and the lease commitment of £97m is therefore included within Group borrowings.

Gearing (net debt expressed as a percentage of shareholders’ equity) at 31 December 2006 was 20%.

Figure 15

Net debt at 31 December	2006 £m	2005 £m
Borrowings:
Sterling	102	—
US Dollar	282	220
Euro	101	488
Other	48	71
Cash and cash equivalents	(403)	(686)

	130	93
Excluding fair value of derivatives (net)	4	(5)

Total net debt	134	88

Average debt levels	92	700

Note: all shown after the effect of derivatives.

Figure 16

Facilities at 31 December	2006 £m	2005 £m
Committed	1,157	1,163
Uncommitted	39	14

Total	1,196	1,177

Medium and long-term borrowing requirements at 31 December 2006 were met through a £1.1bn Syndicated Bank Facility which matures in November 2009. Short-term borrowing requirements were principally met from drawings under committed and uncommitted bilateral loan facilities. At the year end, the Group had £944m of committed facilities available for drawing.

The Syndicated Bank Facility contains two financial covenants, interest cover and net debt/Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA). The Group is in compliance with both covenants, neither of which is expected to represent a material restriction on funding or investment policy in the foreseeable future.

TREASURY MANAGEMENT

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre.

The treasury function seeks to reduce the financial risk of the Group and manages liquidity to meet all foreseeable cash needs. One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.

The US dollar is the predominant currency of the Group’s revenues and cashflows and movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profit, net assets and interest cover. To hedge this translation exposure, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximising the amount of US dollars borrowed. A general weakening of the US dollar (specifically a one cent rise in the sterling: US dollar rate) would have reduced the Group’s profit before tax for 2006 by an estimated £1m.

Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.

Figure 17

Interest risk profile of gross debt for major currencies (including derivatives) at 31 December	2006%	2005%
At fixed rates	53	36
At variable rates	47	64

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are set for individual counterparties. Most of the Group’s surplus funds are held in the UK or US and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

PENSIONS

The Group operates two main schemes, the InterContinental Hotels UK Pension Plan and the US-based InterContinental Hotels Pension Plan. Including the unfunded element of the Plans, the accounting deficits at 31 December 2006 were £29m and £33m respectively.

Following the 2006 actuarial review of the UK Pension Plan, the Company has agreed with the Plan Trustees to make a special contribution of £40m. The special contribution will be paid over three years with £20m in 2007 and £10m in each of 2008 and 2009. The defined benefit section of the UK Plan is generally closed to new members and the US Plan is closed to new members and pensionable service no longer accrues for current employee members.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the year ended 31 December 2006

	2006						2005
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	805		155		960		713		1,197		1,910
Cost of sales	(364)		(121)		(485)		(333)		(884)		(1,217)
Administrative expenses	(180)		—		(180)		(150)		(74)		(224)

	261		34		295		230		239		469
Depreciation and amortisation	(60)		(4)		(64)		(57)		(73)		(130)
Other operating income and expenses (note 5)	27		—		27		(22)		—		(22)

Operating profit (note 4)	228		30		258		151		166		317
Financial income	26		—		26		30		—		30
Financial expenses	(37)		—		(37)		(54)		(9)		(63)

Profit before tax	217		30		247		127		157		284
Tax (note 6)	50		(9)		41		(24)		(56)		(80)

Profit after tax	267		21		288		103		101		204
Gain on disposal of assets, net of tax charge of £6m (2005 £38m) (note 5)	—		117		117		—		311		311

Profit for the year	267		138		405		103		412		515

Attributable to:
Equity holders of the parent	267		138		405		103		393		496
Minority equity interest	—		—		—		—		19		19

Profit for the year	267		138		405		103		412		515

Earnings per ordinary share (note 8):
Basic	68.6	p	35.5	p	104.1	p	19.8	p	75.4	p	95.2	p
Diluted	66.9	p	34.6	p	101.5	p	19.3	p	73.8	p	93.1	p
Adjusted	37.5	p			42.9	p	22.5	p			38.2	p
Adjusted diluted	36.6	p			41.8	p	21.9	p			37.3	p

Dividends per ordinary share (note 7):
Paid:
Final					10.7	p					10.0	p
Interim					5.1	p					4.6	p
Special interim					118.0	p					—
Proposed:
Final					13.3	p					10.7	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2006

	2006 £m	2005 £m
Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	16	31
Gains on cash flow hedges	1	1
Exchange differences on retranslation of foreign operations	(30)	29
Actuarial losses on defined benefit pension plans	(2)	(23)

	(15)	38

Transfers to the income statement
On cash flow hedges	(1)	(6)
On disposal of foreign operations	4	2
On disposal of available-for-sale assets	(14)	—

	(11)	(4)

Tax
Tax on items above taken directly to or transferred from equity	4	(1)
Deferred tax related to share schemes recognised directly in equity	26	8

	30	7

Net income recognised directly in equity	4	41

Profit for the year	405	515

Total recognised income and expense for the year	409	556

Attributable to:
Equity holders of the parent	409	541
Minority equity interest	—	15

	409	556

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the year ended 31 December 2006

	2006 £m	2005 £m
Profit for the year	405	515
Adjustments for:
Net financial expenses	11	33
Income tax (credit)/charge	(41)	80
Gain on disposal of assets, net of tax	(117)	(311)
Other operating income and expenses	(27)	22
Depreciation and amortisation	64	130
Equity settled share-based cost, net of payments	14	12

Operating cash flow before movements in working capital	309	481
Increase in net working capital	(21)	(32)
Employee benefit contributions, net of cost	—	(26)

Cash flow from operations	288	423
Interest paid	(33)	(59)
Interest received	24	29
Tax paid	(49)	(91)

Net cash from operating activities	230	302

Cash flow from investing activities
Purchases of property, plant and equipment - Hotels	(87)	(107)
Purchases of intangible assets - Hotels	(23)	(19)
Purchases of other financial assets - Hotels	(8)	(10)
Acquisition of subsidiary, net of cash acquired	(6)	—
Disposal of assets, net of cash disposed of - Hotels	620	1,816
Proceeds from other financial assets - Hotels	124	10
Purchases of property, plant and equipment - Soft Drinks	—	(47)
Disposal of business, net of cash disposed of - Soft Drinks	—	220

Net cash from investing activities	620	1,863

Cash flow from financing activities
Proceeds from the issue of share capital	20	10
Purchase of own shares	(260)	(207)
Payment to shareholders as a result of the capital reorganisation on 27 June 2005	—	(996)
Purchase of own shares by employee share trusts	(47)	(29)
Proceeds on release of own shares by employee share trusts	19	16
Dividends paid to shareholders	(561)	(81)
Dividends paid to minority interests	(1)	(177)
Decrease in borrowings	(172)	(442)

Net cash from financing activities	(1,002)	(1,906)

Net movement in cash and cash equivalents in the year	(152)	259
Cash and cash equivalents at beginning of the year	324	72
Exchange rate effects	7	(7)

Cash and cash equivalents at end of the year	179	324

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 December 2006

	2006 £m	2005 £m
ASSETS
Property, plant and equipment	997	1,356
Goodwill	109	118
Intangible assets	154	120
Investment in associates	32	42
Other financial assets	96	113

Total non-current assets	1,388	1,749

Inventories	3	3
Trade and other receivables	237	252
Current tax receivable	23	22
Cash and cash equivalents	179	324
Other financial assets	13	106

Total current assets	455	707
Non-current assets classified as held for sale	50	279

Total assets	1,893	2,735

LIABILITIES
Loans and other borrowings	(10)	(2)
Trade and other payables	(402)	(468)
Current tax payable	(231)	(324)

Total current liabilities	(643)	(794)

Loans and other borrowings	(303)	(410)
Employee benefits	(71)	(76)
Provisions and other payables	(109)	(107)
Deferred tax payable	(79)	(210)

Total non-current liabilities	(562)	(803)
Liabilities classified as held for sale	(2)	(34)

Total liabilities	(1,207)	(1,631)

Net assets (note 11)	686	1,104

EQUITY
IHG shareholders’ equity	678	1,084
Minority equity interest	8	20

Total equity	686	1,104

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (IHG) for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985.

Discontinued operations are those relating to hotels sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

2.	Exchange rates

The results of foreign operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.84 (2005 £1=$1.83). In the case of the euro, the translation rate is £1=€1.47 (2005 £1=€1.46).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the balance sheet date. In the case of the US dollar, the translation rate is £1=$1.96 (2005 £1=$1.73). In the case of the euro, the translation rate is £1=€1.49 (2005 £1=€1.46).

3.	Revenue

	2006			2005
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Hotels
Americas	433	30	463	384	61	445
EMEA	206	125	331	200	411	611
Asia Pacific	111	—	111	87	54	141
Central	55	—	55	42	—	42

	805	155	960	713	526	1,239

Soft Drinks	—	—	—	—	671	671

	805	155	960	713	1,197	1,910

4.	Operating profit

	2006			2005
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Hotels
Americas	217	4	221	186	12	198
EMEA	36	26	62	31	73	104
Asia Pacific	29	—	29	21	11	32
Central	(81)	—	(81)	(65)	—	(65)

	201	30	231	173	96	269
Soft Drinks	—	—	—	—	70	70

	201	30	231	173	166	339
Other operating income and expenses (note 5)	27	—	27	(22)	—	(22)

Operating profit	228	30	258	151	166	317

5.	Special items

	2006 £m	2005 £m
Other operating income and expenses*
Gain on sale of investment (note a)	25	—
Reversal of previously recorded impairment (note b)	2	—
Impairment of property, plant and equipment (note c)	—	(7)
Restructuring costs (note d)	—	(13)
Property damage (note e)	—	(9)
Employee benefits curtailment gain (note f)	—	7

	27	(22)

Tax*
Tax charge on other operating income and expenses	(6)	—
Special tax credit (note g)	100	8

	94	8

Gain on disposal of assets
Gain on disposal of assets	123	349
Tax charge	(6)	(38)

	117	311

*	Relates to continuing operations.

The above items are treated as special by reason of their size or incidence (see note 8).

a.	Gain on the sale of the Group’s investment in FelCor Lodging Trust, Inc.
b.	Relates to the reversal of impairment in value of an associate investment.
c.	Property, plant and equipment were written down by £7m in 2005 following an impairment review of the hotel estate.
d.	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
e.	Damage to properties resulting from fire and natural disasters.
f.	A curtailment gain arose as a result of the sale of UK hotel properties.
g.	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognised losses.

6.	Tax

	2006 £m	2005 £m
Income Tax

UK Corporation tax at 30% (2005 30%):
Current period	16	11
Benefit of tax reliefs on which no deferred tax previously recognised	(10)	—
Adjustments in respect of prior periods	(4)	(6)

	2	5

Foreign tax:
Current period	72	149
Benefit of tax reliefs on which no deferred tax previously recognised	(1)	(2)
Adjustments in respect of prior periods	(94)	(19)

	(23)	128

Total current tax	(21)	133

Deferred tax:
Origination and reversal of temporary differences	27	(3)
Changes in tax rates	(4)	(2)
Adjustments to estimated recoverable deferred tax assets	(13)	1
Adjustments in respect of prior periods	(24)	(11)

Total deferred tax	(14)	(15)

Total income tax on profit for the year	(35)	118

Further analysed as tax relating to:
Profit before special items	53	88
Special items (note 5):
Other operating income and expenses	6	—
Special tax credit*	(100)	(8)

Tax (credit)/ charge	(41)	80
Gain on disposal of assets	6	38

	(35)	118

The tax (credit)/charge can be further analysed as relating to:
Profit on continuing operations	(50)	24
Profit on discontinued operations	9	56
Gain on disposal of assets	6	38

	(35)	118

*	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognised losses.

7.	Dividends paid and proposed

	2006 pence per share	2005 pence per share	2006 £m	2005 £m
Paid during the year:
Final (declared in previous year)	10.7	10.0	46	61
Interim	5.1	4.6	18	20
Special interim	118.0	—	497	—

	133.8	14.6	561	81

Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
Final	13.3	10.7	47	46

The proposed final dividend is payable on the shares in issue at 23 March 2007.

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

On 1 June 2006, shareholders approved a share capital consolidation on the basis of seven new ordinary shares for every eight existing ordinary shares, together with a special dividend of 118 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Group’s performance.

	2006		2005
	Continuing operations	Total	Continuing operations	Total
Basic earnings per share
Profit available for equity holders (£m)	267	405	103	496
Basic weighted average number of ordinary shares (millions)	389	389	521	521
Basic earnings per share (pence)	68.6	104.1	19.8	95.2

Diluted earnings per share
Profit available for equity holders (£m)	267	405	103	496
Diluted weighted average number of ordinary shares (millions) (see below)	399	399	533	533
Diluted earnings per share (pence)	66.9	101.5	19.3	93.1

	2006 millions	2005 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	389	521
Dilutive potential ordinary shares – employee share options	10	12

	399	533

	2006 £m	2005 £m
Adjusted earnings per share – continuing operations
Profit available for equity holders	267	103
Less adjusting items (note 5):
Other operating income and expenses	(27)	22
Tax on other operating income and expenses	6	—
Special tax credit	(100)	(8)

Adjusted earnings	146	117
Basic weighted average number of ordinary shares (millions)	389	521
Adjusted earnings per share (pence)	37.5	22.5

9.	Cash flows related to discontinued operations

	2006 £m	2005 £m
Hotels
Operating profit before interest, depreciation and amortisation	34	124
Investing activities	(8)	(54)
Financing activities	(25)	(16)

Soft Drinks
Operating profit before interest, depreciation and amortisation	—	115
Investing activities	—	(47)
Financing activities	—	162

10.	Net debt

	2006 £m	2005 £m
Cash and cash equivalents	179	324
Loans and other borrowings – current	(10)	(2)
Loans and other borrowings – non-current	(303)	(410)

	(134)	(88)

Finance lease liability included above	(97)	—

11.	Net assets

	2006 £m	2005 £m
Hotels
Americas	390	369
EMEA	359	951
Asia Pacific	285	296
Central	73	88

	1,107	1,704

Net debt	(134)	(88)
Unallocated assets and liabilities	(287)	(512)

	686	1,104

12.	Statement of changes in IHG shareholders’ equity

	2006 £m	2005 £m
At 1 January	1,084	1,817

Total recognised income and expense for the year	409	541
Equity dividends paid	(561)	(81)
Issue of ordinary shares	20	10
Purchase of own shares	(260)	(207)
Cash element of capital reorganisation	—	(996)
Movement in shares in employee share trusts and share schemes	(14)	—

At 31 December	678	1,084

13.	Capital commitments and contingencies

At 31 December 2006 amounts contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was £24m (2005 £76m).

At 31 December 2006 the Group had contingent liabilities of £11m (2005 £20m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £142m (2005 £134m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

14.	Group financial statements

This preliminary statement of results was approved by the Board on 19 February 2007. It does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2005 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

This announcement of the preliminary results for the year ended 31 December 2006 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks involved with the Group’s reliance on the reputation of its brands and protection of intellectual property rights; the risks relating to identifying, securing and retaining management and franchise agreements; the effect of political and economic developments; the ability to recruit and retain key personnel; events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (SARS); the risks involved in the Group’s reliance upon its proprietary reservation systems and increased competition from third-party intermediaries who provide reservation infrastructure; the risks involved with the Group’s reliance on technologies and systems; the future balance between supply and demand for the Group’s hotels; the lack of selected development opportunities; the risk of litigation; risks associated with the Group’s ability to maintain adequate insurance; the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; and the risks associated with funding the defined benefits under its pension plans.

The main factors that could affect the business and financial results are described in Item 3 Risk Factors in the Annual Report of InterContinental Hotels Group PLC on Form 20-F for the financial period ended 31 December 2005, or in any Annual Report of InterContinental Hotels Group PLC on Form 20-F for any subsequent year, filed with the US Securities and Exchange Commission.

END